Consent of Independent Registered Public Accounting Firm

Plan Administrator
Fresh Brands Distributing Retirement Savings Plan:

We consent to inclusion in this registration statement on Form 11-K of the Fresh Brands Distributing Retirement Savings Plan of our report dated June 20, 2003, with respect to the statement of net assets available for plan benefits as of December 31, 2002, which report appears in this Form 11-K.

/s/ KPMG LLP

Milwaukee, Wisconsin
June 23, 2004